

December 17, 2014

Via E-mail
Thomas O. Miiller, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Engility Holdings, Inc.
3750 Centerview Drive
Chantilly, Virginia 20151

> **Re: New East Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 20, 2014**
> **File No. 333-200384**

Dear Mr. Miiller:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that we will not accelerate the effectiveness of your registration statement until the resolution of the outstanding comments on Engility Holdings, Inc.'s Form 10-K for the fiscal year ended December 31, 2013.

2. Please supplementally provide us with copies of all materials prepared by Barclays and Lazard and shared with the Engility board and their representatives, including copies of all board books and all transcripts and summaries, that were material to the board's decision to approve the merger agreement and the transactions contemplated thereby.

3. Please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on the legal and tax opinions and other exhibits once they are filed, as well as related disclosure in the filing. Please understand that we will need adequate time to review these materials.

4.   Please provide the historical, pro forma, and equivalent pro forma per share data required by Item 3(f) of Form S-4.

Proxy Statement/Prospectus Cover Page

5.   Please disclose the approximate number of shares of New Engility common stock that will be received by TASC stockholders based on the current number of shares of issued and outstanding common stock of both Engility and TASC. Please also clearly state that the purpose of the formula used to determine the number of shares New Engility will issue to TASC shareholders, and, to the extent practicable, the approximate value of the consideration.

6.   Please limit the prospectus cover page to one page. See Item 501(b) of Regulation S-K.

TASC Notice of Solicitation and Written Consent

7.   Please clearly disclose that TASC stockholders will not be entitled to appraisal rights in the Engility/TASC merger. We note your related disclosure on page 30.

Questions and Answers About the Mergers, the Special Meeting and the Consent Solicitation, page 1

General

8.   You currently repeat information in your Q&A and Summary sections, such as the material U.S. federal tax consequences. For purposes of eliminating redundancies, please view your Q&A and Summary as one section. When revising these sections, please disclose procedural information about the proposals in Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the merger, including taxation, in the Summary.

Q: What will TASC stockholders receive in the Engility/TASC merger?

9.   Please clarify here that no adjustment will be made in the merger consideration as a result of any decrease in the trading price of Engility's common stock and that there is no right to terminate the transaction if the share price falls below a specified amount. To the extent practicable, please also provide the intended value of the consideration that will be received by TASC stockholders.

Q: What are the recommendations of the Engility board of directors?, page 7

Q: What are the recommendations of the TASC board of directors?, page 7

10.   Please disclose here that all or some of the directors and executive officers may have
        interests in the transaction that are different from, or in addition to, those of the
        shareholders generally.

Q: What are the material U.S. federal income tax consequences . . , page 8

11.   Please delete the language stating that the mergers are "intended" to qualify as a
        reorganization within the meaning of Section 368(a) of the Code, and "if" they qualify,
        holders "generally will not recognize gain or loss." Please provide a firm conclusion
        regarding the material federal tax consequences to investors. Please make similar
        revisions under the heading "Material U.S. Federal Income Tax Consequences" on page
        29.

Summary, page 20

Interests of Directors and Executive Officers in the Transaction, page 26

12.   Please quantify the benefits that the directors and executive officers will receive as a
        result of their interests in the transaction. Please also quantify these amounts in your
        related risk factor on page 45.

Risk Factors, page 40

Engility will assume TASC's significant indebtedness . . ., page 40

13.   Please revise this risk factor to discuss the amount of cash you anticipate that the
        combined company will have on hand following the merger as well as the amount that
        you anticipate will be needed following the transaction for the combined company's debt
        service obligations.

The Mergers, page 62

Background of the Mergers, page 63

14.   Your disclosure throughout this section should describe in sufficient detail why this
        transaction is being recommended to stockholders as opposed to any alternatives to such
        transaction, and why the transaction is being recommended at this time. The disclosure
        should also describe in sufficient detail who initiated contact among the parties, identify
        all parties present at the meetings, and explain the material issues discussed and the
        positions taken by those involved in each meeting. The following comments provide

some examples of where we believe you can enhance your disclosure. Please be advised that these comments are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure.

15. Please revise your disclosure throughout this section to include a materially complete description of the discussions and/or negotiations relating the merger consideration, including the special stockholder dividend and the determination of the Engility/TASC exchange ratio. Please also discuss the intended value of the merger consideration provided to TASC stockholders and whether any consideration was given to including a cash component. Please describe how the parties determined the final amounts of each element of the merger consideration.

16. We note your disclosure on page 63 that "TASC was identified as a highly attractive target at that time." Please revise your disclosure to specifically address why TASC was considered "a highly attractive target at that time." In your revised disclosure, please also explain the general strategy and strategic alternatives being considered by the Engility board and management in the summer of 2013.

17. We note reference to "attractive potential targets companies" on page 63. Please revise your disclosure to briefly discuss management's basis for determining the "attractiveness" of a potential target companies. Further, please disclose whether any "potential target companies" expressed an interest in conducting discussions about a potential strategic combination with Engility and, if so, why such discussions were not pursued.

18. Please disclose the nature of the relationship between Engility and TASC, including how the two parties became aware of each other and how they were first put in contact.

19. Please disclose what Mr. Smeraglinolo and Mr. Hynes discussed with respect to the current environment, the potential future direction in the government services industry, and the "industry logic behind a potential business combination" at the February 2014 meeting.

20. We note your disclosure on page 64 regarding Barclay's preparation of a "preliminary high level financial analysis related to a potential combination of the two companies." Please supplementally tell us what consideration you gave to including Barclay's financial analysis as part of your registration statement.

21. Please clarify whether any other business combinations, other than a potential combination of Engility and TASC, were discussed at either the March 19, 2014 or April 29, 2014 meetings attended by Engility executives and representatives of Barclays.

22. We note your disclosure on page 64 that on June 4, 2014 representatives of Barclays had a call with representatives of KKR. Please revise your disclosure to clarify whether the

details and results of such conversation were relayed back to management and/or the boards of either Engility or TASC. Please also revise your disclosure to clarify whether there was any particular reason for initiating discussions at that time. Further, please describe the potential transaction structures discussed during the call.

23.   Please disclose the specific potential cost savings and synergies that were discussed at the August 22, 2014 meeting.

24.   We note your disclosure on page 70 that the board considered, among other things, "possible alternative transactions and Engility's standalone prospects." We note similar disclosure on page 72 regarding the "alternatives reasonably available to Engility if it did not pursue the mergers" and disclosure on page 75 that "Engility terminate all discussions regarding potential alternative transactions." Please revise your disclosure to clarify what other possible alternative transactions were discussed and why such alternatives were not pursued.

25.   Please disclose any discussions relating to Engility's assumption of the significant indebtedness of TASC, the additional financing necessary to pay the special cash dividend, and the overall indebtedness of the combined company.

26.   Please disclose any discussions relating to New Engility's limitations in future potential consolidations in the industry given the risk that such a transaction could result in an ownership change under Section 382 of the Code.

Recommendation of the Engility Board, page 71

27.   Please discuss the board's consideration of the merger consideration, including the special shareholder dividend. Please address how it determined that such consideration was advisable, fair to and in the best interests of Engility and its stockholders.

28.   Please discuss whether the board considered the significant indebtedness of TASC and, if so, how it determined that even with the increased amount of indebtedness of the combined company, the merger is advisable, fair to, and in the best interests of Engility and its stockholders.

Certain Financial Projections Reviewed by Engility's Board and Engility's Financial Advisors, page 77

29.   We note the disclaimer on page 78 that "[n]o one has made or makes any representation to any stockholder or anyone else regarding, nor assumes any responsibility for the validity, reasonableness, accuracy or completeness of, the information included in the projections and estimated cost synergies set forth below." While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for disclosure presented in the document. Instead, you may

caution readers not to "unduly rely" or place "undue certainty" on the data and other information. Please revise the disclosure in this section.

30.   Please supplementally advise us if the disclosure on pages 79-81 includes all of the forecasts and projections utilized by the financial advisors in preparing their opinions. If not, explain why disclosure relating to the remaining information is not necessary or appropriate.

Opinions of Engility's Financial Advisors, page 81

Opinion of Barclays Capital Inc., page 81

Opinion of Lazard Freres & Co. LLC, page 97

31.   We note that Barclays and Lazard each performed a Comparable Companies Analysis as well as a Comparable/Precedent Transactions Analysis. Please revise the disclosure in this section to provide the following:

- Further clarify the methodology and criteria used in selecting these companies and transactions;

- Disclose whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so;

- Disclose the size of each transactions in the Comparable/Precedent Transactions Analysis;

- Disclose the underlying data for each of the selected companies and comparable transactions used to calculate the multiples that were derived from each of the analyses.

32.   Please revise your disclosure on pages 96-97 and 105-106 to provide a complete qualitative and quantitative description of the compensation received or to be received by Barclays and its affiliates and Lazard and its affiliates for services provided to Engility, TASC, or their affiliates in the past two years. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Recommendation of the TASC Board, page 106

33.   Please review the disclosure throughout this section to provide the TASC board's analysis of each factor and clearly explain how each particular factor is positive or negative, as the current disclosure is often conclusive in nature or unclear. For example, it is unclear what about TASC's financial condition, competitive position and future prospects supported the TASC board's decision to recommend the merger transactions.

New Engility's Board of Directors and Management Following the Mergers, page 119

34.   Please revise your disclosure to include the information required by Items 402 and 404 of Regulation S-K for the officers and directors of TASC who will serve as directors or executive officers of the combined company. See Item 18(a)(7)(ii-iii) of Form S-4.

Governmental and Regulatory Approvals, page 123

35.   Please update the status of all regulatory approvals.

Material U.S. Federal Income Tax Consequences, page 124

U.S. Federal Income Tax Consequences to Engility Stockholders of the Engility Special Cash Dividend, page 125

36.   We note that counsel has assumed that the Engility special cash dividend will be treated as a separate distribution with respect to Engility common stock that is not integrated with the Engility merger. Please explain counsel's basis for making this assumption. Please also explain any material tax consequences that could result if the treatment of the cash dividend as a separate distribution is not respected for federal tax purposes, and add risk factor disclosure to the extent appropriate. Please also reconcile this disclosure with your disclosure on page seven that the special cash dividend will be treated as a distribution within the meaning of Section 301 of the Code.

The Merger Agreement, page 130

37.   We note your explanatory note on page 130 stating that the representations and warranties in the merger agreement "may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC" and that the "representations, warranties and covenants . . . should . . . not be relied upon . . . ." Please remove this disclaimer or revise it to remove any suggestion that the merger agreement, including the warranties in the agreement, do not constitute public disclosure under the federal securities laws.

Unaudited Pro Forma Combined Financial Information, page 177

Unaudited Pro Forma Combined Statement of Operations for the Nine Months Ended September 30, 2014, page 179

38.   Please remove the parentheses around each amount on the other expense line.

Notes to Unaudited Pro Forma Combined Financial Statements, page 181
Basis of Presentation, page 181

39.   Please disclose and discuss how you determined that Engility is the accounting acquirer based on the provisions of ASC 805. Also, in the forepart of your filing, please address why you structured the merger such that the TASC stockholders will receive between 51% and 51.5% of the shares of New Engility common stock to be issued and why the current Engility stockholders will receive a special cash dividend, including how the amount of the dividend was determined.

Preliminary Pro forma Allocation of Purchase Price, page 181

40.   We note your estimate of the value of the equity to be issued to the TASC stockholders is based on your stock price as of September 30, 2014, reduced by the special cash dividend per share to be paid to the current Engility stockholders. It is not clear to us why you believe this estimated value is appropriate given that the date of the stock price you used is prior to your announcement of the proposed acquisition of TASC on October 28, 2014 and, therefore, would not reflect any value attributable to the special cash dividend. Please explain to us how you determined this estimated value is appropriate and complies with ASC 805 and Article 11 of Regulation S-X. This comment also relates to the pro forma adjustment in note (e) on page 183 and the pro forma adjustments to the annual and interim pro forma statements of operations.

Pro Forma Adjustments and Reclassifications, page 182
Note (h), page 183 and Note (cc), page 187

41.   Please revise note (h) to address the facts and circumstances that resulted in TASC recording a tax valuation allowance during the interim period and the facts and circumstances that resulted in you eliminating the tax valuation allowance in the pro forma balance sheet. Please specifically address the significant assumptions you used to determine that realization of the deferred tax assets is more likely than not, including the amount of taxable income you will be required to generate and the time period during which it will be required to be generated. Also, based on your determination that TASC's tax valuation allowance is not required in the pro forma balance sheet, please more fully explain to us why you believe reflecting TASC's establishment of the tax valuation allowance in the pro forma statement of operations for the period ended September 30, 2014 is appropriate.

Note (l), page 184

42.   Please disclose the anticipated terms of the bridge loan to be obtained by Engility at the closing. Also, please clarify how the disclosed loans to be obtained by TASC at the closing will be sufficient to repay their outstanding debt.

Note (n), page 184

43.   Your footnote states that "an estimated $200 million of the Engility special cash dividend
       will be paid with respect to each Engility restricted stock units". Please revise your
       disclosure to state, if true, that an estimated $200 million of the Engility special cash
       dividend will be paid to holders of Engility common stock and restricted stock units.

Note (t), page 185 and Note (jj), page 188

44.   In regard to note (t), please more fully explain to us why you only include an adjustment
       for one month. We note your disclosure that "DRC's debt after the DRC acquisition is
       included in Engility's historical financial statements"; however, we also note that
       Engility's historical interest expense is removed in note (w). Also, please more fully
       explain to us how you determined the impact of a change in the variable interest rate as
       we were unable to recalculate the amount based on your disclosures. In regard to note
       (jj), it appears to us you should remove the last sentence of the second paragraph since it
       is not applicable to the pro forma statement of operations for the year ended December
       31, 2013.

Note (x), page 186 and Note (nn), page 188

45.   In regard to your pro forma adjustments related to interest expense, it appears to us the
       proposed refinancing of TASC's outstanding debt, as disclosed in note (l), will result in
       an increase in their historical interest expense; however, it is not clear to us if this has
       been reflected in the pro forma statements of operations. Please advise or revise. It also
       appears to us you should disclose the potential impact of a change in the variable interest
       rate related to TASC's debt in notes (x) and (nn).

46.   In regard to note (nn), please more fully explain to us how you calculated the pro forma
       adjustment to interest expense and how you determined the impact of a change in the
       variable interest rate as we were unable to recalculate the amounts based on your
       disclosures.

Note (z), page 186 and Note (pp), page 189

47.   Please disclose the preliminary amounts you allocated to customer contractual
       relationships and backlog. Also, please address the potential impact of changes in your
       preliminary purchase price allocation on the pro forma financial statements.

Note (aa), page 187 and Note (qq), page 189

48.   Please clarify the specific nature of the differences in the revenue recognition policies of
       Engility and TASC.

Financial Statements, page FIN-1

Independent Auditors' Report, page FIN-1

49.   Please have the auditors for TASC revise the opinion paragraph of their report to clarify that their opinion covers the results of operations and cash flows for each of the three years in the period ended December 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Erin Jaskot, Staff Attorney at (202) 551-3442 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Ryan D. Thomas, Esq. (*via e-mail*)
        Bass, Berry & Sims PLC